June 26, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:
Vendome Acquisition Corp I
Registration Statement on Form S-1, as amended
Filed on April 15, 2025
File No. 333-286534

Acceleration Request
Requested Date: June 30, 2025
Requested Time: 9:30 a.m., New York Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), D. Boral Capital LLC, as representative of the several underwriters, hereby joins Vendome Acquisition Corp I in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-286534) (the “Registration Statement”) to become effective on June 30, 2025, at 9:30 a.m., New York time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above referenced proposed offering.

[Signature Page Follows]

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Guarav Verma
Name:	Guarav Verma
Title:	Co-Head of Investment Banking

cc:	Scott LaPorta (Vendome Acquisition Corp I) Gil Savir, Esq. (Paul Hastings LLP) Jeffrey Selman, Esq. (DLA Piper LLP (US)) Elena Nrtina, Esq. (DLA Piper LLP (US))